UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2006

PROMAX COMMUNICATIONS, INC.

2580 Anthem Village Drive, Suite B-1, Henderson, Nevada 89052
(Address of principal executive offices)

(702) 588-5965
(Issuer’s telephone number)

Yukon Territory, Canada	0-25820	87-0810718
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F)

Form 20-F X                                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes                                 No X

(if “Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:                                                                                      Leon J. Danna
For Further information:                                                                            SIPP Industries, Inc. (fka Promax Communications, Inc.)
(702)588-5965

PROMAX COMMUNICATIONS, INC. ANNOUNCES
SECOND QUARTER RESULTS

HENDERSON, NEVADA—Promax Communications, Inc. is a British Columbia based residential mortgage company, but is currently dormant with no assets and has no operating business.  The Company has significant working capital needs in order to continue its existence. Moreover, in the absence of significant business operation, the Company will have to seek to raise additional funds to meet its working capital needs principally through the additional sales of its securities. However, there is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

There were no sales during this period.  Administrative expenses increased from $4,500 to $6,679 during the six-month period ending June 30, 2006.  The increase is due to accrued interest on notes payable for professional services.

This release contains forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The Company’s actual results could differ materially from those set forth in the forward-looking statements as a result of among other factors, the risk factors set forth above, and in the Company’s filings with the Securities and Exchange Commission, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

(Financials to follow)

SIPP INDUSTRIES, INC.
(formerly PROMAX COMMUNICATIONS, INC.)
For the Periods ended June 30, 2005 and 2004
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
	As of June 30	As of December 31
	2006	2005
ASSETS
Current Assets:

Cash	$-	-

Total Assets	$-	-

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Notes payable - non-affiliated	$4,500	4,500
Accrued interest in notes payable	2,179	1,020
Total current liablities	6,679	5,520

Total liabilities	6,679	5,520

SHAREHOLDERS' EQUITY
Preferred stock: $0.001 par value; 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock: $0.001 par value; 250,000,000 shares authorized:12,093,851 issued and outstanding as of June 30, 2005	$1,209	1,209
Paid in capital	9,161,510	9,161,510
Cost of financing	(852,150)	(852,150)
Accumulated deficit during the development stage	(8,315,411)	(8,314,252)
Accumulated translation adjustment	(1,837)	(1,837)
Total stockholders' equity	(6,679)	(5,520)

Total Liabilities and Shareholders' Equity (Deficit)	$-	-

SIPP INDUSTRIES, INC.
(formerly PROMAX COMMUNICATIONS, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
	For the 6-months	For the 6-months
	ended	ended	Cumulative since inception
	June 30, 2006	June 30, 2005	July 23,1993

Revenue	$-	$-	196,794
Subscriber	-	-	55,443
Equipment Sales	-	-	15,971
	-	-	234,704
Other	-	-	-
Total revenue	-	-	502,912

Cost of revenue and operating expenses
Professional service		4,500	4,500
Technical operatiions	-	-	151,687
Cost of sales	-	-	33,009
Sales & marketing	-	-	347,674
Administration	-	-	1,174,486
Amortization	-	-	220,110
Total cost of revenue and operating expenses	-	4,500	1,931,466

Income (loss) before undernoted

Write down of mortgages and loans	-	-	(93,555)
Foreign exchange loss	-	-	(12,141)
Interest on notes	1,159	62	(112,417)
Non-controling interest	-	-	47,222
Forgiveness of debts and cancellation of liabilities	-	-	3,910,238
Loss on abandonment and disposal of assets and discontinued business	-	-	(10,642,290)
Other	-	-	16,086
	1,159	62	(6,886,857)

Net income (loss)	(1,159)	(4,562)

Deferred Income Taxes	-	-
Income Tax Benefit	-	-

NET INCOME	$(1,159)	(4,562)	$(8,315,411)

Net income (loss) per common share - basic and dilluted	$(0.00)	$(0.00)

Weighted average common shares outstanding -	12,093,851	12,093,851

SIPP INDUSTRIES, INC.
(formerly PROMAX COMMUNICATIONS, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
For the Years ended June 30, 2005 and 2004

		For the 6-months period ended	For the 12 months period ended	Cumulative since inception
		June 30, 2006	December 31, 2005	July 23,1993

Cash flows from operating activiites:
Net income (loss)		$(1,159)	$(5,520)	$(8,315,411)
Changes in operating assets and liabilities:
Items not involving cash:			-	-
Amortization			-	220,110
Cummulative translation adjustment			-	(6,840)
Non-controling interest			-	(47,222)
Forgiveness of debt and cancellation of liabilities			-	(3,910,238)
Loss on abandonment and disposal of assets and discontinued business			-	10,311,321
Change in working capital		1,159	1.020	2,008,326
Net cash used in operating activities		-	(4,500)	260,046

Cash flows from financing activities:
Issuance of shares, net of issue costs			-	7,466,710
Redemption of shares			-	(477,999)
Promissory notes			4,500	3,804,500
Dividends			-	(105,815)
Amounts receivable related to the issuance of shares			-	(38,030)
Subscription received in advance of capital stocks			-	1,032,109
Net cash provided by financing activities		-	4,500	11,681,475

Cash flows from investment activities:
Capital assets			-	(94,399)
Investment in Argent Tel			-	(200,000)
Investment in Skylink, net of cash			-	(8,487,082)
Mortgages and loans receivalbe			-	297,018
Increase in deferred development costs			-	(138,023)
Acquisition of equipment, net of disposals			-	(115,727)
Business acquisitioins net of cash acquired			-	(3,203,308)
Net cash provided (or used) in investment activities		-	-	(11,941,521)

Net change in cash			-	-

Cash, beginning of period			-	-

Cash, end of period	$		$-	$-

Supplemental disclosure of cash flow information:
Cash paid for interest		$-	$1,020

Schedule of non-cash financing and investing activities:
Issuance of common stock		$-	$-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIPP INDUSTRIES, INC. (fka Promax Communications, Inc.) (Registrant)

Date: February 7, 2008	By:	/s/ Leon J. Danna
Leon J. Danna
Chief Executive Officer

CERTIFICATION

I, Leon J. Danna, certify that:

1.	I have reviewed this six month report on Form 6-K of SIPP Industries, Inc. (formerly Promax Communications, Inc.).;

2.
Based on my knowledge, this six month report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods covered by this six month report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an six month report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)                     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:     February 7, 2008

by: /s/Leon J. Danna
Chief Executive Officer

For the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Leon J. Danna, the Chief Executive Officer of SIPP Industries, Inc. (formerly Promax Communications, Inc.) hereby certifies that, to his knowledge:

(i)                  the Six month Report on Form 6-Kof the Company for the period ended June 30, 2006 as filed with the Securities Exchange Commission on the date hereof (the “Report”) fully complies with the requirements Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

by: /s/Leon J. Danna
Chief Executive Officer

                                February 7, 2008